SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

October 4, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on October 4, 2022.

City of Buenos Aires, October 4th 2022.

To:

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re. Relevant Event

Please be advised that on the date hereof notice was served on BANCO MACRO S.A. informing the latter the filing of a joint action entitled “ASOCIACION DE DEFENSA DEL ASEGURADO CONSUMIDORES Y USUARIOS-ADACU-ASOCIACION CIVIL vs. BANCO MACRO S.A. S/ORDINARIO” (Court File. No. 9876/2020).

Plaintiff argues Banco Macro had not communicated its customers who were consumers of financing services, the terms and conditions of the auto-insurance and/or insurance to be exclusively borne by the Bank and assumed or purchased by the latter in accordance with the provisions of Communiqué “A” 5928 issued by the BCRA (Central Bank of the Republic of Argentina) on 03/21/2016 in order to cover the risks of total and permanent disability and death in connection with the outstanding balances of the financing granted to those customers as of 09/01/2016; which upon occurrence of the covered risks, had not proceeded to paid off the outstanding balances, demanding the payment thereof and informing the same as in default if such balances continued to be unpaid.

Plaintiff claims payment of such alleged outstanding balances, which, as argued by Plaintiff, had remained unpaid after occurrence of the losses; reimbursement of the amounts that might have been collected thereafter, plus interest; refunding, plus interest, of all the amounts the Bank might have charged as insurance, if applicable; rectification of the negative information the Bank might have furnished in such cases to the BCRA; and payment of a civil fine equal to 25% of the amount to be reimbursed to each damaged customer.

The action is pending before the Court of First Instance in Commercial Matters No. 4, Clerks’ Office No. 7 of the City of Buenos Aires.

Banco Macro S.A. considers it is not likely to get an unfavorable decision in this controversy, and even if it gets one, such decision shall not have a material impact on its assets.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 4, 2022

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer